Filed by Spirit Realty Capital, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spirit Realty Capital, Inc.

Commission File No. 001-32386

This filing relates to the proposed merger of Spirit Realty Capital, Inc., a Maryland corporation (“Spirit”), and Cole Credit Property Trust II, Inc., a Maryland corporation (“Cole”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 22, 2013, by and among Spirit, Spirit Realty, L.P., a Delaware limited partnership, Cole and Cole Operating Partnership II, LP, a Delaware limited partnership.

C O R P O R A T E  P A R T I C I P A N T S

Tom Nolan Spirit Realty Capital Inc - Chairman & CEO

Pete Mavoides Spirit Realty Capital Inc - President & COO

Michael Bender Spirit Realty Capital Inc - SVP & CFO

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Rob Stevenson Macquarie Research Equities - Analyst

R.J. Milligan Raymond James - Analyst

P R E S E N T A T I O N

Operator

Good morning, ladies and gentlemen, and welcome to the Spirit Realty Capital [investor call] to discuss the merger of Spirit Realty Capital and the Cole Credit Property Trust II. At this time, all lines have been placed on listen-only mode. After the speakers’ remarks, there will be a question-and-answer period.

Additionally, there will be an audio webcast and PowerPoint presentation available on the Spirit Realty Capital website at www.spiritrealty.com. An archive of the presentation will also be available.

And now, it is my pleasure to turn the call over to Tom Nolan, Chairman and Chief Executive Officer of Spirit Realty. Go ahead, please.

Tom Nolan - Spirit Realty Capital Inc - Chairman & CEO

Thank you, Alex, and good morning, everyone. Thank you for joining us on this conference call today. We’re very excited to discuss the merger between Spirit Realty Capital and Cole Credit Property Trust II that we announced earlier this morning. Joining me to discuss this transaction are Michael Bender, Spirit Realty’s SVP and Chief Financial Officer, and Pete Mavoides, our President and Chief Operating Officer.

For those of you dialing in this morning, we have posted a presentation on Spirit Realty’s website at www.spiritrealty.com. You’ll see there are a number of slides that we will be referring to as we walk through the details of the transaction. We invite you to go to the website and follow along.

During this conference call, we will be making certain statements that may be considered forward-looking under Federal Securities Law. The Company’s actual future results may differ from the matters discussed in any forward-looking statements. We will disclose in greater detail in the Company’s filings with the Securities and Exchange Commission the different factors of this transaction, and how such factors may influence future developments and operations.

Now, let me talk for a minute about why we’re so excited about this merger and the opportunity it creates for Spirit Realty and our shareholders. For those following along with the presentation, I will start on slide 4 with an overview of the benefits of this transaction.

At the time of our IPO, we spoke with you about our long-term goals of diversifying our tenant base and improving our leverage ratios. We know that many of you are focused on the same issues. This merger serves as a big step in achieving those goals, as well as others that we believe will create value for our shareholders. As you may know, Cole II has a complementary portfolio that represents one of the largest and highest-quality portfolios available of net lease assets. By merging our two portfolios, we will create the second-largest publicly traded triple net lease company, that we expect will be able to generate attractive and predictable cash flows while providing a strong and sustainable dividend for our shareholders.

The merger provides a number of benefits. First, the combination will essentially double Spirit Realty’s size, creating a company with a pro forma enterprise value of $7.1 billion, and with the scope and scale to be a premier player in the triple net lease real estate industry. Second, the merger diversifies our portfolio by geography, industry, and tenant. The combined portfolio will consist of 2,012 properties with more than 300 tenants in 48 states. The top-10 tenants over the combined portfolio will represent approximately 37% of the total portfolio, a significant improvement from Spirit’s stand-alone portfolio. Our tenants are leaders in their respective industries, including pharmacy, consumer goods, restaurants, and home improvement. Additionally, the combination also creates a more diverse and broader credit profile for our portfolio, which will create additional opportunities for this platform, and allows us to pursue opportunities in a broader portion of the credit spectrum.

Spirit Realty’s investment strategy will be expanded with the addition of Cole II’s portfolio. The combined portfolio will include rated and unrated, as well as investment grade and some investment grade tenants, with the investment grade portion of the portfolio growing from today’s 1% to roughly 20% on a combined basis. The credit profile of the combined company will have attractive risk/return characteristics that we believe will offer more opportunities for value creation in the future.

This merger, as I noted, doubles the size of the portfolio without significantly increasing administrative expenses, which allows us to achieve materially greater operating efficiencies. Finally, the transaction enhances our financial flexibility by creating a stronger balance sheet and financial position. We do expect the transaction to be slightly accretive to Spirit’s funds from operations per share following the closing, pending completion of the Company’s purchase accounting analysis. We also have long-term indebtedness with minimal near-term maturities, which gives us additional financial flexibility. We will also retain a large unencumbered asset base to provide us future flexibility in our future financing activities.

On slide 5, that provides a quick snapshot of the Cole II portfolio. Cole II is a non-traded SEC-registered REIT that invests primarily in high-quality, freestanding single-tenant buildings, net lease to investment grade and other credit-worthy tenants throughout the United States. These are typically necessity retailers, including drugstores, family restaurants, home improvement stores, and others. Cole II has an enterprise value of $3.7 billion, with a diverse portfolio of properties, 46% of which are leased to investment-grade tenants.

On slide 6, we provide a summary of the transaction terms, and the paths to close. This merger will be affected through an all-stock transaction in which each common share of Spirit Realty will be converted into 1.9048 shares of Cole II. The Company will be listed on the New York Stock Exchange with the Spirit Realty name and ticker symbol. Following the close of the merger, Spirit shareholders will own approximately 44% of the combined company, with Cole II shareholders owning the remaining 56%. We’re pleased to announce that our two largest shareholders, Macquarie and TPG Axon, have agreed to vote in favor of this transaction.

The current Spirit Realty management team will run the combined company. This team has experience across all of the industries represented by Cole II’s portfolio, and will oversee this new portfolio employing the proven credit analysis and asset management skill set that we’ve developed across our Organization. Spirit Realty will add two Directors from Cole II to our Board, increasing the size of our Board to nine from the current seven members. We expect the transaction to close during the third quarter of 2013, following customary regulatory reviews, compliance with other closing conditions, and the approvals of both companies’ shareholders.

Please turn now to slide 7 where we provide a snapshot of the pro forma portfolio. This merger creates a rare opportunity to create a premier portfolio with very attractive investment characteristics. I would like to particularly point out that the pro forma weighted average occupancy rate is nearly 99%, and the remaining lease term of more than 10.5 years.

Now I would like to turn the call over to Pete to discuss the combined portfolio in more detail.

Pete Mavoides - Spirit Realty Capital Inc - President & COO

Thanks, Tom. As Tom has said, we are pleased with the impact this transaction will have on the diversity of our portfolio, as well as the attractive opportunities we believe we will now be able to pursue given our increased size and scale, broadened credit and tenant profile, and enhanced access to the capital markets.

On slide 8, you can see the diversity of property types and industry of the combined portfolio. Roughly 69% of our tenants will be in the single-tenant retail sector, 14.9% will be in single-tenant industrial, 8.1% in multi-tenant retail, and 5.9% in single-tenant office properties. We will be even more diversified by industry. General and discount retailer will now represent the largest portion, at 21.2%; but as you can see, we will be well balanced among retail, restaurants, drugstores, home improvement, movie theater, and many other industries.

Turning to slide 9, you can see the high quality and diverse tenants of the combined portfolio. These tenants are some of the largest and strongest names in their respective industries. Beyond the top 10, we will have many other high-quality tenants, including Applebee’s, Fed Ex, Lowe’s, Rite Aide, and PetSmart. And, as we show in the chart on the right, the top-10 tenants’ concentration decreases to 37% from 52% of Spirit’s current portfolio.

And we are also gaining geographic diversity in this merger, as you can see on slide 10. Our top five states will include Texas, Florida, Wisconsin, Illinois, and Georgia, and the portfolio will be well balanced among the regions of the country. This is truly a national portfolio.

Turning to slide 11, you can see that the combined portfolio has a broader tenant credit profile. Spirit Realty will now target both rated and non-rated tenants. As you know, Spirit Realty’s focus has historically been on the non-rated tenant sector, where we believe our credit analysis expertise has allowed us to find attractive opportunities. With the addition of Cole II, we will also manage a substantial number of investment-grade properties. We will now be able to pursue a broader range of opportunities across this credit spectrum, while maintaining a balanced approach to risk and reward that we think will benefit our shareholders going forward.

With that, I will now turn it over to Mike Bender.

Michael Bender - Spirit Realty Capital Inc - SVP & CFO

Thanks, Pete. The lease profile of the combined portfolio is also very attractive. As you can see again on slide 12, the weighted average lease term is 10.6 years, and there are no significant near-term maturities in the lease portfolios. Approximately 40% of the combined portfolio is on master leases.

Please turn to slide 13. As you have heard, we expect this merger to enhance our financial strength and flexibility. With the options of accessing capital through the ABS, CMBS, preferred equity and common equity markets, we expect to enjoy significant financing flexibility. We have strong relationships with a wide range of financial institutions, and less than 15% of our debt matures in the next three years. And in addition, our 250-plus unencumbered properties have a value of approximately $1 billion, and they will provide additional financial flexibility. We expect this merger will reduce our leverage, defined as debt to EBITDA, from the mid-7s at the time of our IPO, if you’ll recall, to approximately in the low-7s.

On slide 14, we show how the combined company stacks up against peers on a pro forma basis. As you can see, Spirit Realty will be the second-largest publicly traded triple net lease company, and larger companies in the space have historically enjoyed certain benefits of scale.

Slide 15 provides additional details of the relative position of the combined company as a top tier net lease REIT among its peers. On a pro forma basis, Spirit Realty will be the largest in the industry by square footage. We will be fourth based on the number of investment-grade tenants, which will allow us to pursue opportunities across a larger slice of the credit spectrum. And finally, our average lease term remaining is very similar to other large players in the industry.

Before handing the call back over to Tom, I would like to echo both Pete and Tom’s enthusiasm for this transaction. We believe it’s consistent with the strategy we outlined during our IPO, and we think it provides a very strong platform from which we can continue to generate attractive and sustainable cash flows for our investors.

Now I would like to turn it back over to Tom.

Tom Nolan - Spirit Realty Capital Inc - Chairman & CEO

Thanks, Mike. As you can see, there are a lot of reasons why we’re excited about this transaction and the opportunity that this merger offers us. As Mike and Pete have both explained, this transaction significantly accelerates our stated business strategy, and represents an enormous step towards the goals we outlined at the time of our IPO. The Cole II portfolio represents one of the largest and highest-quality portfolios of net lease assets available today. Our merger with Cole II will make us the second-largest publicly traded triple net lease REIT in the United States, with a pro forma enterprise value of $7.1 billion, which should enhance our access to the capital markets and afford us greater opportunities for ongoing value creation in the net lease space.

In addition to increasing our size and scale, this merger diversifies our portfolio both geographically and by industry, reduces our tenant concentration, improves the overall credit quality of our portfolio, and increases our operating efficiency. Overall, it strengthens our ability to continue to deliver the attractive and sustainable dividends over time to all of our shareholders. This will remain our focus throughout the closing and integration process with Cole II, as we move forward as a combined company.

We’re very excited about our Company, and the future of our industry, and we believe in the value this transaction can bring to our shareholders. We look forward to talking with all of you further about the merits of this transaction. Finally, I want to extend a welcome to Cole II shareholders, and we look forward to having you as shareholders of the combined company.

With that, I would like to now open the call to questions. Alex, would you please instruct our participants how to ask a question.

Q U E S T I O N S  A N D  A N S W E R S

Operator

Certainly, Tom.

(Operator Instructions)

The first question comes from the line of Rob Stevenson from Macquarie.

Rob Stevenson - Macquarie Research Equities - Analyst

Good morning, guys. Tom, post-transaction, when you take a look at the Spirit portfolio and then the Cole portfolio, does this make you more inclined to think about doing some dispositions? And also, a related question to that, when you think about the likelihood that there might be some exit of some of the Cole shareholders, are you guys going to think about putting with the Board a stock buyback plan in place?

Tom Nolan - Spirit Realty Capital Inc - Chairman & CEO

There’s two questions embedded in that. So let me talk about the portfolio first. Yes, I think that there are assets both within our portfolio as well as within their portfolio that we would consider pruning. We’ve been doing that on a small scale ourselves, and we would expect to continue to do that. In terms of this portfolio, again, the majority, the vast majority of it, is incredibly complementary to what we already have. They do have certain sectors. They’ve got multi-tenant retail, for example. They have a few assets in that category. That’s not really consistent with our approach long term, and particularly relative to the operating efficiencies we seek to achieve. So I think that there are certainly some assets in their portfolio— and they’re very good assets, from our standpoint, which is encouraging from a liquidity standpoint in terms of selling those over time. So yes, there will be a component of the combined company that we will be looking to recycle into assets that are more consistent with our single tenant, operationally essential focus.

As to your second point, clearly there are going to be a lot of new shareholders here. And the Cole II shareholders, they invested in Cole II because they wanted to be with a good organization, they wanted to have a dividend, they wanted to own a good portfolio. From our standpoint, they’re morphing now into a company that has all of those things, and only it’s a larger company, which I think offers more flexibility, more consistency, more stability. These were investors that were looking for the very characteristics that we’re offering. So do we expect turnover in the shares? Certainly. Just by virtue of going from private to public, we expect there will be some turnover. We specifically did not want to put in staggered lock-ups. I’m not a huge fan of those. I think it just creates focus and dates and deadlines, and you seem to hurdle from one to another. Our ambition is to create a long-term, stable ownership basis for this company, people who are focused on the merits of what this company offers, which again is consistency, quality, and dividend growth.

To the extent, having said that, we certainly recognize that there will be a lot of shares that will be in this new company, and we have identified and will certainly have available to us mechanisms at the time of the merger, to the extent that there are more shares that want to be made available than perhaps we’d anticipated; and we have the capacity, and we’ve analyzed and reviewed everything from share repurchase programs to tender programs. It’s really premature to focus on those today, but I can tell you that the Company has the financial flexibility to be able to manage those. We’ve looked at them in the context of our balance sheet. We’ve looked at them in the context of the existing Cole II shareholder base. And again, our expectation of why they invested and who they are and how much of it is likely to come at us. And I think we’re well equipped to be able to handle the transaction volume that comes from them, as well as our own shareholders. Hopefully, that addresses that question.

Rob Stevenson - Macquarie Research Equities - Analyst

Thanks. Then, Tom, either you or Pete, could you talk about how you guys are viewing the coverage of the majority of the Cole tenants versus where your existing tenant coverage is, excluding Shopko and 84 Lumber?

Pete Mavoides - Spirit Realty Capital Inc - President & COO

I’ll take that, Tom. As you know, focusing on non-rated tenants, Spirit has spent a lot of time on unit level coverage analysis and really looking to the four-wall EBITDA as a primary measure of risk. Cole II was kind of constructed more with an eye towards investment grade tenants and more towards an eye of the quality of the guarantor than the actual performance of the lease. That’s not to say they ignored it, but not the prominent focus. And as Tom pointed out, 46% of this portfolio is investment grade rated. And when you are moving up the credit spectrum, you tend not to get the level of unit level reporting that you get when you’re investing in non-rated and sub-investment grade tenants. We really looked, in analyzing this portfolio, at the investment grade quality of the tenants, both the actual rated and the non-rated, to get comfort in the performance. That said, we have done analysis on the unit level performance that was available; and in general, those performance characteristics were generally consistent with our portfolio, albeit on a smaller subset.

Rob Stevenson - Macquarie Research Equities - Analyst

Okay. And then just lastly, how much of this portfolio, of the Cole portfolio, is subject to master leases?

Pete Mavoides - Spirit Realty Capital Inc - President & COO

It’s about 14%.

Rob Stevenson - Macquarie Research Equities - Analyst

Okay. Thanks, guys.

Tom Nolan - Spirit Realty Capital Inc - Chairman & CEO

You’re welcome.

Operator

Thank you. Our next question comes from the line of R.J. Milligan from Raymond James. Go ahead, please.

R.J. Milligan - Raymond James - Analyst

Good morning, guys.

Tom Nolan - Spirit Realty Capital Inc - Chairman & CEO

Good morning.

R.J. Milligan - Raymond James - Analyst

A couple questions. Tom, what’s the incremental G&A that you expect as part of the combined entity?

Michael Bender - Spirit Realty Capital Inc - SVP & CFO

Yes, I can go ahead and take that, R.J. We have estimated that maybe incrementally about $5 million, $5 million to $7 million is I think where we ended up.

Tom Nolan - Spirit Realty Capital Inc - Chairman & CEO

The beauty, I guess — one of the beauties of this transaction is that it is very complimentary. And obviously the substantial amount of the overhead structure in Spirit relating to the executive management board being public, all of those elements are not changing. And what we’re really doing is we’re complimenting and adding to our investment teams and bringing in additional asset management teams, additional investment-related teams. But that can be done, obviously, in a very, very cost effective basis. So again, as Mike suggested, we’ve put it between $5 million and $10 million in terms of an annual incremental cost.

R.J. Milligan - Raymond James - Analyst

Okay. So given the additional personnel, the larger size, what would you think would be a lower cost of capital, how does that change what you anticipate in terms of acquisitions going forward?

Tom Nolan - Spirit Realty Capital Inc - Chairman & CEO

Well, I think there’s two components to that. First, the types of assets that we’ll be looking at. Now we’ve got a portfolio that’s across the credit spectrum. And I would think we intend to continue to add across the credit spectrum. So we have a wider array and pool of assets that we intend to be able to pursue.

As to dollar volume, I think that when we went on the IPO, we were talking about an investment thesis that said, first of all, you never want to be in a position where you’re absolutely compelled to buy. That’s something you’ve probably heard me say on conference calls, before you buy, when it’s attractive to buy. So we don’t set targets and we will continue to not set targets; but rather we will set guidelines for ourselves, and again, acquire when it’s accretive and smart to do it. But I think — and I think the general thesis of how we look at it, which is if you’re looking at acquisitions in the 5%, plus or minus, up to 10% of your portfolio in any given year, that’s probably, on average — that’s something, on average, to look at over a few years. Some years, it could be a lot less. In the occasional year, it could be more.

R.J. Milligan - Raymond James - Analyst

Okay. Thanks. And so as part of the combined entity, what percentage of the leases are going to have contractual rent bumps? I don’t know if you could give an estimate as to how much those are, on average.

Tom Nolan - Spirit Realty Capital Inc - Chairman & CEO

I’ll let Pete reflect on that for a second. I would say that our portfolio has, in the aggregate, a slightly higher embedded growth rate. And I think at the time of the IPO, we were — we made reference to 1.5% on an annual basis, because some of them are more stepped. Their portfolio is lower than that. They have some contractual rents, but it’s probably closer to 1%.

Pete Mavoides - Spirit Realty Capital Inc - President & COO

Our portfolio has 96% of the leases with contractual rent bumps, and we model about 1.5% a year, then net out our historical credit loss. This portfolio has rent bumps, I would estimate about 75% to 80% of portfolio, and those bumps are going to be closer to 1% on average, 1% to 1.25%.

R.J. Milligan - Raymond James - Analyst

Okay. And my final question, any change in the Spirit shareholder lock-ups that are expiring here over the next six months?

Tom Nolan - Spirit Realty Capital Inc - Chairman & CEO

There’s two sets of lock-ups. The so-called TLC lender lock-up, and there’s no changes on those. And the remaining lock-ups, with the exception that TPG and Macquarie have committed that they will vote their shares, and they have committed that those shares will be able to vote. So there’s some impact relative to that. But the actual per se lock-up agreements haven’t been amended. Again, the fact that Macquarie and TPG have agreed that as of the record date they will be there and they will be able to vote the shares that they have available to them.

R.J. Milligan - Raymond James - Analyst

Great. Appreciate it, guys. Thank you.

Tom Nolan - Spirit Realty Capital Inc - Chairman & CEO

You’re welcome.

Operator

(Operator Instructions)

Tom Nolan - Spirit Realty Capital Inc - Chairman & CEO

Happy to answer any other questions. If there are none, I would simply say thank you all for joining us today. Again, I hope you heard the enthusiasm coming over the phone that the Spirit management team has. That enthusiasm is shared by our Board, shared by the employees, and we’re very much looking forward to getting this transaction closed and creating the company that we talked about at the IPO that I think we all envision, which is the premier and leader in the triple net space. So thank you all very much for your time this morning, and we look forward to talking to you again soon.

Operator

Thank you for joining today’s conference. This concludes your presentation. You may now disconnect. Good day.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Cole Credit Property Trust II, Inc. (“Cole”) expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cole and Spirit Realty Corporation, Inc. (the “Company”) that also constitutes a prospectus of the Company. Cole and the Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by the Company and Cole with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at www.spiritrealty.com or by directing a written request to Spirit Realty Capital, Inc., 16767 North Perimeter Drive, Suite 210, Scottsdale, Arizona 85260, Attention: Investor Relations. Copies of the documents filed by Cole with the SEC will be available free of charge by directing a written request to Cole Credit Property Trust II, Inc., 2325 East Camelback Road, Suite 1100, Phoenix, Arizona, 85016, Attention: Investor Relations.

The Company and Cole and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about the Company’s executive officers and directors in the Company’s final prospectus filed with the SEC on September 21, 2012. You can find information about Cole’s executive officers and directors in Cole’s definitive proxy statement filed with the SEC on April 13, 2012. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from the Company or Cole using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.